Exhibit 2

2019

THIRD QUARTER RESULTS

◾    Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

◾   Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	48,013	51,933	(8%)		16,875	17,702	(5%)
Consolidated ready-mix volume	38,135	39,322	(3%)		13,222	13,650	(3%)
Consolidated aggregates volume	106,738	107,409	(1%)		36,598	37,675	(3%)
Net sales	10,192	10,608	(4%)	(1%)	3,494	3,636	(4%)	(1%)
Gross profit	3,343	3,638	(8%)	(6%)	1,187	1,277	(7%)	(3%)
as % of net sales	32.8%	34.3%	(1.5pp)		34.0%	35.1%	(1.1pp)
Operating earnings before other expenses, net	1,079	1,334	(19%)	(17%)	409	488	(16%)	(14%)
as % of net sales	10.6%	12.6%	(2.0pp)		11.7%	13.4%	(1.7pp)
Controlling interest net income (loss)	381	565	(33%)		187	169	11%
Operating EBITDA	1,882	2,105	(11%)	(9%)	681	750	(9%)	(7%)
as % of net sales	18.5%	19.8%	(1.3pp)		19.5%	20.6%	(1.1pp)
Free cash flow after maintenance capital expenditures	169	412	(59%)		290	369	(21%)
Free cash flow	6	317	(98%)		211	312	(33%)
Total debt plus perpetual notes	11,330	11,816	(4%)		11,330	11,816	(4%)
Earnings (loss) of continuing operations per ADS	0.15	0.34	(55%)		0.11	0.09	17%
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.15	0.38	(60%)		0.11	0.11	2%
Average ADSs outstanding	1,532	1,542	(1%)		1,530	1,545	(1%)
Employees	40,407	42,089	(4%)		40,407	42,089	(4%)

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.

(1) For the period January-September 2019, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the third quarter of 2019 reached US$3.5 billion, representing a decrease of 4%, or 1% on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations, compared with the third quarter of 2018. Higher prices for our products, in local-currency terms, in all our regions were more than offset by lower volumes mainly in Mexico and our Asia, Middle East and Africa region.

Cost of sales as a percentage of net sales increased by 1.1pp during the third quarter of 2019 compared with the same period last year, from 64.9% to 66.0%. The increase was mainly driven by higher costs of raw-materials partially offset by lower energy costs.

Operating expenses as a percentage of net sales increased by 0.5pp during the third quarter of 2019 compared with the same period in 2018, from 21.7% to 22.2%, reflecting higher selling expenses.

Operating EBITDA decreased 9% to US$681 million during the third quarter of 2019 compared with the same period last year or decreased 7% on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations. Lower contributions from Mexico and our South, Central America and the Caribbean region were partially mitigated by improvement in the rest of our regions.

Operating EBITDA margin decreased by 1.1pp, from 20.6% in the third quarter of 2018 to 19.5% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$5 million, resulting mainly from the derivatives related to the shares of GCC.

Other expenses, net, for the quarter were US$45 million, which includes severance payments, impairment of assets and others.

Foreign exchange results for the quarter was a gain of US$2 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, mitigated by the fluctuation of the Euro versus the U.S. dollar.

Controlling interest net income (loss) was a gain of US$187 million in the third quarter of 2019, compared with a gain of US$169 million in the same quarter of 2018. The higher gain primarily reflects lower financial expenses and income tax; positive variations in foreign exchange fluctuations, equity in gain of associates and non-controlling interest net income; partially offset by lower operating earnings, a loss in financial instruments and a negative variation in discontinued operations.

Net debt plus perpetual notes decreased by US$156 million during the quarter.

2019 Third Quarter Results	Page 2

Operating results

Mexico

	January - September						Third Quarter
	2019	2018	% var		l-t-l % var		2019	2018	% var		l-t-l % var
Net sales	2,175	2,526	(14%	)	(12%	)	716	858	(16%	)	(13%	)
Operating EBITDA	740	943	(22%	)	(20%	)	240	314	(24%	)	(20%	)
Operating EBITDA margin	34.0%	37.3%	(3.3pp	)			33.5%	36.6%	(3.1pp	)

  In millions of U.S. dollars, except percentages.

	Domestic gray cement	Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(16%)	(15%)	(15%)	(16%)	(12%)	(13%)
Price (USD)	(0%)	(3%)	1%	(1%)	(0%)	(3%)
Price (local currency)	2%	1%	3%	3%	2%	1%

In Mexico, our domestic gray cement, ready-mix and aggregates volumes declined by 15%, 16% and 13%, respectively, during the third quarter on a year-over-year basis. During the first nine months of the year, domestic gray cement, ready-mix and aggregates volumes decreased by 16%, 15%, and 12%, respectively, versus the comparable period of 2018. Our quarterly domestic gray cement prices in local-currency terms increased 1% year-over-year and were down 2% sequentially.

During the third quarter, activity in the industrial-and-commercial sector was driven by tourism-related investment and commercial projects. In the residential sector, the mid- to high-income housing segments continue to be supported by mortgages from both commercial banks and INFONAVIT; social housing has been impacted by the elimination of subsidies. The self-construction sector also experienced a decline due in part to lower demand for bagged-cement related to government housing programs and a slowdown in job creation. While infrastructure activity has improved, it continues to be affected by the post-election transition process.

United States

	January - September				Third Quarter
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	2,955	2,843	4%	4%	1,044	999	5%	5%
Operating EBITDA	519	543	(4%)	(4%)	205	202	2%	2%
Operating EBITDA margin	17.6%	19.1%	(1.5pp)		19.6%	20.2%	(0.6pp)

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(3%)	(1%)	2%	1%	6%	3%
Price (USD)	4%	4%	3%	3%	3%	4%
Price (local currency)	4%	4%	3%	3%	3%	4%

In the United States, our third quarter domestic gray cement volumes declined by 1%, while volumes of ready-mix and aggregates rose by 1% and 3%, respectively, on a year-over-year basis. During the first nine months of the year, domestic gray cement volumes decreased by 3%, while ready-mix and aggregates volumes increased by 2% and 6%, respectively, on a year-over-year basis. Our cement prices during the quarter grew 4% year-over-year and remained stable sequentially.

Cement volumes in our Southeast operation were disrupted as the region prepared for a hurricane. In addition, we faced unfavorable competitive dynamics in Florida. The infrastructure sector remained the most dynamic sector in the quarter, with street-and-highway spending up 11% and state-transportation spending increasing 20%, both year-to-date August. Activity in the residential sector increased during the quarter, supported by improved housing affordability and lower interest rates. In the industrial-and-commercial sector, a decline in commercial construction was offset by growth in offices and lodging.

2019 Third Quarter Results	Page 3

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,267	1,359	(7%)	(1%)	417	442	(6%)	1%
Operating EBITDA	284	320	(11%)	(7%)	89	100	(11%)	(6%)
Operating EBITDA margin	22.4%	23.5%	(1.1pp)		21.4%	22.6%	(1.2pp)

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	1%	(6%)	(6%)	(11%)	(7%)
Price (USD)	(4%)	(5%)	(8%)	(9%)	(5%)	(6%)
Price (local currency) (*)	2%	2%	(0%)	(0%)	3%	2%

In our South, Central America and the Caribbean region, our domestic gray cement volumes increased by 1% during the third quarter and decreased by 1% during the first nine months of 2019, versus the comparable periods of 2018. During the third quarter, cement volumes grew in Colombia, the Dominican Republic, and El Salvador, while ready-mix volumes increased in Colombia and Puerto Rico.

During the quarter, we continued to see recovery in Colombia, with a strong infrastructure sector supported by 4G and other regional projects; as well as favorable activity in residential self-construction. In the Dominican Republic, our cement volume performance was supported by tourism-related projects around Punta Cana, and residential activity, with government investment in social housing and growth in the high-end residential sector in Santo Domingo.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

Europe

		January - September				Third Quarter
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	2,484	2,561	(3%)	3%	856	894	(4%)	2%
Operating EBITDA	336	303	11%	18%	141	140	1%	7%
Operating EBITDA margin	13.5%	11.8%	1.7pp		16.5%	15.6%	0.9pp

  In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(0%)	(0%)	1%	(2%)	3%	(2%)
Price (USD)	(1%)	0%	(2%)	(2%)	(3%)	(4%)
Price (local currency) (*)	6%	7%	4%	4%	3%	2%

In the Europe region, domestic gray cement volumes were stable both during the quarter and the first nine months of the year, on a year-over-year basis. Both regional ready-mix and aggregates volumes declined by 2% during the third quarter but grew in the low-single digits for the first nine months of the year. Quarterly cement volumes grew in Spain, Germany, and the Czech Republic, while ready-mix volumes grew in the UK, Spain, the Czech Republic, and Croatia.

Our quarterly performance was affected in part by delays in infrastructure projects in Poland, as well as continued Brexit-related uncertainty in the UK. The infrastructure and the industrial-and-commercial sectors were the main demand drivers of volumes in the region, with large infrastructure projects in Germany, France, and the UK; as well as growth in industrial-and-commercial activity in Poland, France, Germany, and Spain.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Third Quarter Results	Page 4

Operating results

Asia, Middle East and Africa

	January - September				Third Quarter
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,050	1,088	(3%)	(4%)	365	359	2%	(2%)
Operating EBITDA	166	177	(6%)	(7%)	59	54	8%	4%
Operating EBITDA margin	15.8%	16.3%	(0.5pp)		16.0%	15.1%	0.9pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(15%)	(16%)	(2%)	6%	(5%)	(4%)
Price (USD)	10%	10%	2%	7%	5%	12%
Price (local currency) (*)	8%	5%	2%	3%	5%	8%

Our domestic gray cement volumes in the Asia, Middle East and Africa region decreased by 16% during the third quarter and by 15% during the first nine months of the year, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes decreased by 6% and 3% during the third quarter and the first nine months of 2019, respectively, versus the comparable periods in the previous year. The decrease in volumes is due to lower construction activity, mainly related to public infrastructure.

In Israel, our ready-mix volumes increased by 16% during the quarter and by 5% during the first nine months of the year compared with the same periods in 2018. Our aggregates volumes declined by 1% both during the quarter and the first nine months of the year on a year-over-year basis.

In Egypt, our domestic gray cement volumes declined by 30% during both the quarter and the first nine months of the year, versus the comparable periods of 2018. A difficult supply-demand environment has continued to affect the market, coupled with a high base of comparison as last year’s volumes included temporary sales to the Lower Egypt region.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Third Quarter Results	Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - September				Third Quarter
	2019	2018	% var		2019	2018	% var
Operating earnings before other expenses, net	1,079	1,334	(19%	)	409	488	(16%	)
+ Depreciation and operating amortization	804	771			271	261
Operating EBITDA	1,882	2,105	(11%	)	681	750	(9%	)
- Net financial expense	522	545			169	177
- Maintenance capital expenditures	441	508			176	181
- Change in working capital	563	427			(7)	13
- Taxes paid	142	187			31	37
- Other cash items (net)	40	59			23	(6)
- Free cash flow discontinued operations	5	(32)			(2)	(21)
Free cash flow after maintenance capital expenditures	169	412	(59%	)	290	369	(21%	)
- Strategic capital expenditures	163	95			80	56
Free cash flow	6	317	(98%	)	211	312	(33%	)

In millions of U.S. dollars, except percentages.

During the quarter, free cash flow was mainly used for repurchasing CEMEX CPOs and CHP shares, reducing debt and other corporate purposes.

Our total debt plus perpetual notes during the quarter reflects a favorable foreign exchange conversion effect of US$140 million.

Information on debt and perpetual notes

	Third Quarter				Second Quarter		Third Quarter
	2019	2018	% var		2019		2019	2018
Total debt (1)	10,889	11,371	(4%	)	11,048	Currency denomination
Short-term	10%	3%			7%	U.S. dollar	68%	66%
Long-term	90%	97%			93%	Euro	23%	25%
Perpetual notes	441	445	(1%	)	444	Mexican peso	1%	1%
Total debt plus perpetual notes	11,330	11,816	(4%	)	11,492	Other	8%	8%
Cash and cash equivalents	299	304	(2%	)	304
Net debt plus perpetual notes	11,031	11,512	(4%	)	11,187	Interest rate(3)
						Fixed	75%	66%
Consolidated funded debt (2)	10,624	11,062			10,805	Variable	25%	34%
Consolidated leverage ratio (2)	4.05	3.78			4.00
Consolidated coverage ratio (2)	4.03	4.24			4.11

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes convertible notes and leases, in accordance with International Financial Reporting Standards (IFRS).

(2)

Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018.

(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2019 Third Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
INCOME STATEMENT	2019	2018	% var	like-to-like % var	2019	2018	% var	like-to-like % var
Net sales	10,191,892	10,607,822	(4%)	(1%)	3,494,091	3,636,210	(4%)	(1%)
Cost of sales	(6,849,057)	(6,970,002)	2%		(2,307,458)	(2,359,044)	2%
Gross profit	3,342,835	3,637,820	(8%)	(6%)	1,186,633	1,277,165	(7%)	(3%)
Operating expenses	(2,264,243)	(2,303,698)	2%		(777,385)	(788,780)	1%
Operating earnings before other expenses, net	1,078,592	1,334,122	(19%)	(17%)	409,248	488,385	(16%)	(14%)
Other expenses, net	(131,643)	(82,036)	(60%)		(44,836)	(48,124)	7%
Operating earnings	946,949	1,252,086	(24%)		364,412	440,261	(17%)
Financial expense	(525,864)	(551,210)	5%		(166,718)	(171,106)	3%
Other financial income (expense), net	(38,163)	28,036	N/A		(11,929)	(33,453)	64%
Financial income	15,954	13,403	19%		6,168	3,989	55%
Results from financial instruments, net	1,405	60,424	(98%)		(4,537)	913	N/A
Foreign exchange results	(10,331)	(3,696)	(180%)		1,909	(21,879)	N/A
Effects of net present value on assets and liabilities and others, net	(45,192)	(42,096)	(7%)		(15,468)	(16,476)	6%
Equity in gain (loss) of associates	30,536	20,852	46%		19,306	7,394	161%
Income (loss) before income tax	413,459	749,763	(45%)		205,071	243,096	(16%)
Income tax	(151,165)	(185,490)	19%		(35,991)	(84,511)	57%
Profit (loss) of continuing operations	262,293	564,273	(54%)		169,080	158,584	7%
Discontinued operations	148,114	39,711	273%		23,306	27,784	(16%)
Consolidated net income (loss)	410,407	603,984	(32%)		192,386	186,368	3%
Non-controlling interest net income (loss)	29,647	39,033	(24%)		5,014	17,455	(71%)
Controlling interest net income (loss)	380,760	564,951	(33%)		187,372	168,913	11%

Operating EBITDA	1,882,164	2,104,788	(11%)	(9%)	680,525	749,700	(9%)	(7%)
Earnings (loss) of continued operations per ADS	0.15	0.34	(55%)		0.11	0.09	17%
Earnings (loss) of discontinued operations per ADS	0.10	0.03	275%		0.02	0.02	(16%)

	As of September 30
BALANCE SHEET	2019	2018	% var
Total assets	28,508,655	29,707,146	(4%)
Cash and cash equivalents	299,078	304,442	(2%)
Trade receivables less allowance for doubtful accounts	1,660,115	1,746,453	(5%)
Other accounts receivable	295,426	305,396	(3%)
Inventories, net	1,016,551	1,061,465	(4%)
Assets held for sale	189,467	97,707	94%
Other current assets	122,956	134,695	(9%)
Current assets	3,583,593	3,650,157	(2%)
Property, machinery and equipment, net	11,717,024	12,595,075	(7%)
Other assets	13,208,038	13,461,914	(2%)
Total liabilities	17,450,077	18,433,570	(5%)
Current liabilities	5,182,077	4,733,741	9%
Long-term liabilities	8,769,667	9,422,935	(7%)
Other liabilities	3,498,333	4,276,894	(18%)
Total stockholder’s equity	11,058,578	11,273,576	(2%)
Non-controlling interest and perpetual instruments	1,501,334	1,564,016	(4%)
Total controlling interest	9,557,244	9,286,859	3%

2019 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
NET SALES	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	2,175,045	2,525,901	(14%)	(12%)	716,148	857,563	(16%)	(13%)
U.S.A.	2,954,685	2,843,065	4%	4%	1,044,248	998,688	5%	5%
South, Central America and the Caribbean	1,267,455	1,358,825	(7%)	(1%)	417,156	442,390	(6%)	1%
Europe	2,483,991	2,561,122	(3%)	3%	856,113	894,193	(4%)	2%
Asia, Middle East and Africa	1,049,874	1,087,578	(3%)	(4%)	364,761	359,243	2%	(2%)
Others and intercompany eliminations	260,841	231,332	13%	14%	95,665	84,133	14%	14%
TOTAL	10,191,892	10,607,822	(4%)	(1%)	3,494,091	3,636,210	(4%)	(1%)

GROSS PROFIT
Mexico	1,133,385	1,351,730	(16%)	(14%)	379,669	453,673	(16%)	(13%)
U.S.A.	782,018	798,367	(2%)	(2%)	301,422	291,208	4%	4%
South, Central America and the Caribbean	455,697	492,694	(8%)	(2%)	147,269	158,305	(7%)	(1%)
Europe	662,801	663,943	(0%)	6%	248,818	262,885	(5%)	1%
Asia, Middle East and Africa	280,863	302,995	(7%)	(8%)	97,081	95,383	2%	(2%)
Others and intercompany eliminations	28,072	28,091	(0%)	(48%)	12,373	15,711	(21%)	64%
TOTAL	3,342,835	3,637,820	(8%)	(6%)	1,186,633	1,277,165	(7%)	(3%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	620,628	831,027	(25%)	(24%)	198,073	275,440	(28%)	(25%)
U.S.A.	210,984	257,800	(18%)	(18%)	102,322	102,953	(1%)	(1%)
South, Central America and the Caribbean	213,720	248,076	(14%)	(10%)	66,225	76,085	(13%)	(9%)
Europe	151,989	114,000	33%	42%	79,459	77,065	3%	10%
Asia, Middle East and Africa	105,571	117,898	(10%)	(11%)	37,928	34,064	11%	8%
Others and intercompany eliminations	(224,300)	(234,679)	4%	0%	(74,759)	(77,224)	3%	(1%)
TOTAL	1,078,592	1,334,122	(19%)	(17%)	409,248	488,385	(16%)	(14%)

2019 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	739,665	943,063	(22%)	(20%)	239,892	314,008	(24%)	(20%)
U.S.A.	518,992	543,029	(4%)	(4%)	204,925	201,708	2%	2%
South, Central America and the Caribbean	284,487	319,571	(11%)	(7%)	89,245	99,870	(11%)	(6%)
Europe	335,634	303,113	11%	18%	140,852	139,711	1%	7%
Asia, Middle East and Africa	165,966	177,188	(6%)	(7%)	58,508	54,133	8%	4%
Others and intercompany eliminations	(162,580)	(181,175)	10%	5%	(52,897)	(59,731)	11%	5%
TOTAL	1,882,164	2,104,788	(11%)	(9%)	680,525	749,700	(9%)	(7%)

OPERATING EBITDA MARGIN
Mexico	34.0%	37.3%			33.5%	36.6%
U.S.A.	17.6%	19.1%			19.6%	20.2%
South, Central America and the Caribbean	22.4%	23.5%			21.4%	22.6%
Europe	13.5%	11.8%			16.5%	15.6%
Asia, Middle East and Africa	15.8%	16.3%			16.0%	15.1%
TOTAL	18.5%	19.8%			19.5%	20.6%

2019 Third Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2019	2018	% var	2019	2018	% var
Consolidated cement volume (1)	48,013	51,933	(8%)	16,875	17,702	(5%)
Consolidated ready-mix volume	38,135	39,322	(3%)	13,222	13,650	(3%)
Consolidated aggregates volume	106,738	107,409	(1%)	36,598	37,675	(3%)

Per-country volume summary

	January - September		Third Quarter		Third Quarter 2019 vs.
DOMESTIC GRAY CEMENT VOLUME	2019 vs. 2018		2019 vs. 2018		Second Quarter 2019
Mexico	(16%)		(15%)		(1%)
U.S.A.	(3%)		(1%)		3%
South, Central America and the Caribbean	(1%)		1%		1%
Europe	(0%)		(0%)		4%
Asia, Middle East and Africa	(15%)		(16%)		0%

READY-MIX VOLUME
Mexico	(15%)		(16%)		2%
U.S.A.	2%		1%		(1%)
South, Central America and the Caribbean	(6%)		(6%)		2%
Europe	1%		(2%)		(1%)
Asia, Middle East and Africa	(2%)		6%		15%

AGGREGATES VOLUME
Mexico	(12%)		(13%)		8%
U.S.A.	6%		3%		(5%)
South, Central America and the Caribbean	(11%)		(7%)		(1%)
Europe	3%		(2%)		(2%)
Asia, Middle East and Africa	(5%)		(4%)		2%

(1) Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2019 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2019 vs.
DOMESTIC GRAY CEMENT PRICE	2019 vs. 2018	2019 vs. 2018	Second Quarter 2019
Mexico	(0%)	(3%)	(4%)
U.S.A.	4%	4%	(0%)
South, Central America and the Caribbean (*)	(4%)	(5%)	(2%)
Europe (*)	(1%)	0%	(3%)
Asia, Middle East and Africa (*)	10%	10%	(1%)

READY-MIX PRICE
Mexico	1%	(1%)	(1%)
U.S.A.	3%	3%	2%
South, Central America and the Caribbean (*)	(8%)	(9%)	(3%)
Europe (*)	(2%)	(2%)	(3%)
Asia, Middle East and Africa (*)	2%	7%	3%

AGGREGATES PRICE
Mexico	(0%)	(3%)	(4%)
U.S.A.	3%	4%	2%
South, Central America and the Caribbean (*)	(5%)	(6%)	3%
Europe (*)	(3%)	(4%)	(3%)
Asia, Middle East and Africa (*)	5%	12%	7%
Variation in Local Currency
	January - September	Third Quarter	Third Quarter 2019 vs.
DOMESTIC GRAY CEMENT PRICE	2019 vs. 2018	2019 vs. 2018	Second Quarter 2019
Mexico	2%	1%	(2%)
U.S.A.	4%	4%	(0%)
South, Central America and the Caribbean (*)	2%	2%	(0%)
Europe (*)	6%	7%	(1%)
Asia, Middle East and Africa (*)	8%	5%	(2%)

READY-MIX PRICE
Mexico	3%	3%	1%
U.S.A.	3%	3%	2%
South, Central America and the Caribbean (*)	(0%)	(0%)	(1%)
Europe (*)	4%	4%	(1%)
Asia, Middle East and Africa (*)	2%	3%	0%

AGGREGATES PRICE
Mexico	2%	1%	(3%)
U.S.A.	3%	4%	2%
South, Central America and the Caribbean (*)	3%	2%	5%
Europe (*)	3%	2%	(0%)
Asia, Middle East and Africa (*)	5%	8%	4%

(*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Third Quarter Results	Page 11

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2019		2018		2019
Millions of U.S. dollars	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives (1)	1,249	(12)	1,244	(33)	1,272	(34)
Equity related derivatives (2)(5)	93	2	111	23	103	6
Interest rate swaps (3)	1,121	(35)	1,132	12	1,121	(32)
Fuel derivatives (4)	113	(2)	47	13	105	(2)
	2,576	(47)	2,534	15	2,601	(62)

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.

(2)	Equity derivatives related to options on the Parent Company’s own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.

(3)	Interest-rate swap derivatives related to our long-term energy contracts and to bank loans with a nominal amount of US$1,000 million.

(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

(5)

As required by IFRS, the equity related derivatives fair market value as of September 30, 2018 includes a liability of US$8 million, relating to an embedded derivative in CEMEX’s mandatorily convertible securities.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2019, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$47 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	15,008,239,229
CPO Repurchases	(157,700,000)

End-of-quarter outstanding CPO-equivalents	14,850,539,229

For purposes of this report, outstanding CPO-equivalents equal the total number of A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of September 30, 2019 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion in November of 2019, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Change in reporting currency to U.S. dollar

In its quarterly report to the Mexican Stock Exchange (Bolsa Mexicana de Valores) for the three-month period ended March 31, 2019, CEMEX informed that based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its reporting currency prospectively from the Mexican peso to the United States dollar (the “U.S. dollar”) beginning on March 31, 2019 and for each subsequent period; and established that the new presentation currency is preferable to CEMEX’s stakeholders considering several factors described in such report.

The change in reporting currency does not affect the impact of CEMEX’s transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX.

2019 Third Quarter Results	Page 12

Other information

Newly issued IFRS effective in 2019

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases as of January 1, 2017, which have been further remeasured during 2019 for minor findings and corrections for not significant amounts, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Millions of U.S. dollars)	As of January 1, 2017
Assets for the right-of-use (1)	$920
Deferred tax assets	31
Lease financial liabilities	1,032
Deferred tax liabilities	0

Retained earnings (2)	$(81)

(1)	Includes US$24 million of property, plant and equipment reclassified to assets for the right-of-use related to financial leases at the date of adoption.
(2)

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX modified the previously reported income statement for the nine-month period ended September 30, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

SELECTED INFORMATION
INCOME STATEMENT	As originally reported (3)		As modified
(Millions of U.S. dollars)	Jan-Sep	Third Quarter	Jan-Sep	Third Quarter
Revenues	10,608	3,636	10,608	3,636
Cost of sales	(6,989)	(2,371)	(6,970)	(2,359)
Operating expenses	(2,322)	(800)	(2,304)	(789)
Other (expenses) income, net	(82)	(48)	(82)	(48)
Financial (expenses) income and others, net	(449)	(162)	(503)	(197)
Earnings before income tax	766	255	749	243
Income tax	(187)	(86)	(185)	(85)
Earnings from continuing operations	579	169	564	158

(3)

Original income statement excludes discontinued operations of the Baltic and Nordic, French and German assets, the white cement business in Spain and the operating segment in Brazil and it was prepared to present the information before the adoption of IFRS 16.

As of September 30, 2019 and December 31, 2018, assets for the right-of-use amounted to US$1,231 million and US$1,234 million, respectively. In addition, financial liabilities related to lease contracts amounted to US$1,180 million as of September 30, 2019 and US$1,194 million as of December 31, 2018 and were included within “Other financial liabilities.” All amounts as remeasured during 2019.

Discontinued operations and other disposal groups

Discontinued operations

In connection with the binding agreements signed with Çimsa Çimento Sanayi Ve Ticaret A.Ş. on March 29, 2019 to divest CEMEX’s white cement business except for Mexico and the U.S., for approximately US$180 million, including its Buñol cement plant in Spain and its white cement customers list, the transaction is pending the authorization of the Spanish authorities. CEMEX currently expects it could close this divestment during the last quarter of 2019 or early in 2020. As of September 30, 2019, CEMEX’s operations of these assets in Spain for the nine-month periods ended September 30, 2019 and 2018 are reported net of tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of approximately €31.8 million. CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$17 million, which includes the recycling to the income statement of currency translation effects of approximately US$4 million accrued in equity until the date of disposal and a proportional allocation of goodwill related to this reporting segment of US$8 million.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for approximately €87 million. The assets divested in Germany consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$59 million, which includes the recycling to the income statement of currency translation effects of approximately US$8 million accrued in equity until the date of disposal.

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group SCHWENK, for a price equivalent to approximately US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s approximate 38% indirect interest in one cement production plant in Akmene in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed assets for the period from January 1 to March 29, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$66 million, which includes the recycling to the income statement of currency translation effects of approximately US$31 million accrued in equity until the date of disposal.

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised mainly of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes. CEMEX’s operations for its operating segment in Brazil for the period from January 1 to September 27, 2018 are reported net of tax in the single line item “Discontinued operations.”

2019 Third Quarter Results	Page 13

Other information

The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations of: a) the white cement business assets in Spain for the nine-month periods ended September 30, 2019 and 2018, b) the French assets for the period from January 1 to June 28, 2019 and for the nine-month period ended September 30, 2018, c) the German assets for the period from January 1 to May 31, 2019 and for the nine-month period ended September 30, 2018, d) the Baltic and Nordic assets for the period from January 1 to March 29, 2019 and for the nine-month period ended September 30, 2018, and e) the operating segment in Brazil for the period from January 1 to September 27, 2018:

INCOME STATEMENT	Jan-Sep		Third Quarter
(Millions of U.S. dollars)	2019	2018	2019	2018
Sales	141	345	11	121
Cost of sales and operating expenses	(138)	(315)	(9)	(105)
Other expenses, net	1	(0)	0	1
Interest expense, net and others	(0)	(1)	0	(0)
Income (loss) before income tax	4	29	2	17
Income tax	(0)	(1)	(0)	(1)
Net income (loss)	4	28	2	16
Non-controlling interest net income	0	(0)	(0)	(0)
Controlling interest net income	4	28	2	16
Net gain on sale	144	12	21	12
Discontinued operations	148	40	23	28

Assets held for sale and related liabilities

As of September 30, 2019, assets and liabilities related to the sale of the white cement business in Spain described above are presented in the statement of financial position in the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale,” respectively.

Amendments to the 2017 Facilities Agreement

On October 21, 2019, CEMEX reached the required lender consent to implement certain amendments under its facilities agreements dated 19 July 2017 (as amended) (the “Facilities Agreement”). The formalization of the amendments remains subject to certain conditions precedent which CEMEX expects to fulfill during November 2019 so that the amendments can also be effective during November 2019.

These amendments include:

a.	amendments to the consolidated leverage and coverage covenants, in an abundance of caution, to increase CEMEX’s flexibility and leave an adequate margin for compliance;

b.

amendments for an additional basket of up to US$500 million exclusively for share repurchases during the life of the Facilities Agreement, as part of CEMEX’s ongoing efforts to simplify documentation, better align its flexibility under the Facilities Agreement to that of its bond indentures, as well as to reflect its improving capital structure over the past years;

c.	technical and updating amendments relating to the implementation of corporate reorganizations in Mexico, Europe and for the Trinidad Cement Group; and

d.	amendments for a new allowance for disposals of minority positions in subsidiaries that are not obligors under the Facilities Agreement for up to US$100 million per calendar year.

AMENDED LEVERAGE COVENANT AND INTEREST COVERAGE LEVELS

Reference period ending	Consolidated leverage ratio	Consolidated coverage ratio
31-Dec-19	5.25x	2.50x
31-Mar-20	5.25x	2.50x
30-Jun-20	5.25x	2.50x
30-Sep-20	5.25x	2.50x
31-Dec-20	5.25x	2.50x
31-Mar-21	5.25x	2.50x
30-Jun-21	5.00x	2.50x
30-Sep-21	5.00x	2.50x
31-Dec-21	4.75x	2.50x
31-Mar-22	4.75x	2.50x
30-Jun-22	4.75x	2.50x
30-Sep-22	4.75x	2.50x
31-Dec-22	4.50x	2.75x
31-Mar-23	4.50x	2.75x
30-Jun-23	4.25x	2.75x

2019 Third Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2019	2018	2019	2018	2019	2018
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.39	18.97	19.64	18.82	19.73	18.72
Euro	0.8925	0.8386	0.9061	0.8576	0.9174	0.8616
British pound	0.7881	0.7413	0.8191	0.7657	0.8134	0.7672

Amounts provided in units of local currency per U.S. dollar.

2019 Third Quarter Results	Page 15